Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

On August 12, 2011, Nalco Holding Company (“Nalco”) made the following Questions and Answers available to employees of Nalco:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab Inc. (“Ecolab”), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

1.	How will the Recruiting team and process be structured after the merger takes place? Will we have two separate teams, or will both be combined as one?
During the integration planning process, we will review all business groups and systems, including recruiting, for both Nalco and Ecolab.

2.	Given that both companies operate several R&D labs around the world - How will these be integrated / consolidated in the future?
As we said when the deal was announced, neither Ecolab’s nor Nalco’s technology teams are targeted for cost savings. Whether current lab work spaces could be adjusted in the future has not been discussed, so while we aren’t anticipating changes, we do not know enough to rule such actions out.

3.	If the aim is to reduce debt, will this not leave us open to a leveraged buyout and consequent additional large debt?
The larger combined Ecolab-Nalco entity will be less vulnerable to a private equity financial play than Nalco as a stand-alone company because of its much larger combined size.  Should the acquisition by Ecolab be finalized, the strengthened balance sheet of the combined entity will provide more opportunity for Nalco to invest in growth.

4.	Is our debt position favorable or unfavorable?
The merger with Ecolab will strengthen our balance sheet and would be one of the benefits of the merger.  Strengthening the balance sheet will allow more opportunity to invest for growth through acquisitions or other investments that are more profitable, if done with a lower cost of capital.

5.	Are we looking into work-from-home options?
Flexibility with work environments is something we’re evaluating.  Working from home is a growing trend and balancing work/home life is a critical driver for employee engagement and an area recent employee engagement surveys told us needs improvement.  Our goal is to offer a competitive, flexible and collaborative work environment. The Naperville work space is specifically being reviewed as to how best make this available.

6.	When will integration take place? What are the plans for the Integration Planning Teams?
Erik announced that the integration planning team is being developed and expects that this will be announced by late August.  What we can say is that a senior leader from Ecolab will be the integration planning project manager and will report to Erik.  The integration planning team will be a combined team from Ecolab and Nalco.  Integration actions cannot take place until the merger closes.

7.	How will we know when the merger goes through?
We will have regular updates on merger activity.  We expect the closing of the merger to occur in the fourth quarter of 2011, but the timing is subject to various regulatory clearances and the satisfactions or waiver of other conditions. It is possible that factors outside the control of Nalco could result in the merger being complete at an earlier time, a later time or not at all.

8.
I am excited about the merger and feel it could be a great opportunity for all staff in the future. Why did all the staff find out about this first from TV news/internet? I found out from a customer who was reading about it on the web when I went to see him.

An unfavorable leak of the agreement happened the night before the 5:30 a.m. Central Time coordinated announcements. Even had this not occurred, employees likely would have heard about the deal from external sources.  It is customary that merger discussions remain confidential and limited to senior management until the public announcement of a merger agreement.